EXHIBITS 14.2

SCHEDULE OF VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEAR ENDED DECEMBER 31, 2009
		Additions
Description	Balance at beginning of Year	Charged to costs and expenses	Charged to other Account	Deductions	Balance at end of Year
(in thousands of Canadian dollars)
Allowance for doubtful debts
Year 2007	-	-	-	-	-
Year 2008	-	$11	-	-	$11
Year 2009	$11	$58	-	$69	-